

June 7, 2011

William Babcock
Executive Vice President & Chief Financial Officer
PartnerRe Ltd.
90 Pitts Bay Road
Pembroke, HM08, Bermuda

Re: PartnerRe Ltd.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 28, 2011
Definitive Proxy Statement on Schedule 14A
Filed on April 8, 2011
File No. 001-14536

Dear Mr. Babcock:

        We have limited our review of your filings to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

        After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Form 10-K for Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Review of Net Income, page 75

1. Your European operations accounted for 43%, 41% and 46% of your revenues and your North American Operations accounted for 36%, 41% and 41% of your revenues in 2010, 2009 and 2008. Based on your disclosure of tax rates by significant location and your overall effective tax rate, it appears that you have higher earnings in countries where you have lower statutory tax rates. Please provide us proposed disclosure for your MD&A to be included in future periodic filings explaining the underlying reasons for the disproportionate pre-tax income of your operations where you have lower statutory tax rates in relation to your

revenue. Please also consider including in your proposed disclosure the pre-tax earnings and the effective tax rates for Canada, France, Ireland and the United States.

Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements

6. Derivatives, page 159

2. Please provide us proposed disclosure to be included in future periodic filings that separately presents derivative asset and liability fair values in your tabular disclosure on page 160 and also on page 146. Refer to ASC 815-10-50-4b.

15. Taxation, page 173

3. Please provide us proposed disclosure to be included in future periodic filings to present your income before taxes separately for domestic and foreign operations in accordance with Rule 4-08(h) of Regulation S-X.

Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis
2010 Annual Incentive Weightings for the Executive Committee, page 41

4. You state on page 40 that "the primary financial metric used to calculate annual incentives has been Adjusted Return on Equity." Yet, the amounts of actual annual incentive payouts reflected in the table on page 40 are much greater than the 40% of target payout predicted by the payout scale for adjusted return on equity performance provided on page 41. Therefore, the relationship of adjusted return on equity performance to the actual incentive amounts awarded is unclear.

It appears that you also considered three general performance measures in your determination of 2010 annual incentive awards to the named executive officers: Total group performance, business unit performance and organizational objectives. However, more information with respect to each of these metrics is needed to understand the specific objectives within each metric, the extent to which each officer achieved such objectives, how the level of achievement related to the payout received an how this modified the bonus that would have been received if such bonus were based solely on adjusted return on equity performance. In particular, please provide us with revised disclosure for an amendment to your 10-K that explains:

- for Total Group Performance, the specific target or targets set for Adjusted Total Return on Equity, Premium Volume Metric and group organizational objectives, the actual results achieved, how each of the components was weighted within the Total Group Performance metric and the relationship of the results achieved to actual annual incentive payout;
- the targets that were set for Business Unit Performance, the actual results achieved and the relationship of the results achieved to actual annual incentive payout;

- the targets that were set for Asset Allocation Decisions, Investment Income and Return on Capital on Risk Assets, the actual results achieved and the relationship of the results achieved to actual annual incentive payout; and
- for Organizational Objectives, the qualitative goals for each of the NEOs, the extent to which each executive officer achieved or failed to achieve these goals and the relationship of the results achieved to actual annual incentive payout.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tabatha Akins, Staff Accountant, (202) 551-3658 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. Please contact Scot Foley, Attorney Advisor at (202) 551-3383 or Dan Greenspan, Legal Branch Chief at (202) 551-3623 with questions on comment three. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant